SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35513]

Deregistration under Section 8(f) of the Investment Company Act of 1940

March 28, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March 2025. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov

and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is

listed for the relevant applicant below, or personally or by mail, if a physical address is listed

for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.

on April 22, 2025, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Alight Series Trust [File No. 811-08885]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 17, 2024 and November 19, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $129,000 incurred in connection with the reorganization were paid by the applicant's administrator/sponsor, Alight Solutions, LLC. Applicant also has retained approximately $75,000 for the purpose of paying outstanding liabilities.

Filing Dates: The application was filed on December 20, 2024 and amended on March 26, 2025.

Applicant's Address: 320 South Canal Street, 50th Floor – Suite 5000, Chicago, Illinois 60606.

Insight Select Income Fund [File No. 811-02201]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to KKR Income Opportunities Fund, and on February 13, 2025 made a final distribution to its shareholders based on net asset value. Expenses of $536,192 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, the acquiring fund, and the acquiring fund's investment manager.

Filing Date: The application was filed on March 7, 2025.

Applicant's Address: c/o Insight North America LLC, 200 Park Avenue, 7th Floor, New York, New York, 10166.

PPM Funds [File No. 811-23308]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 18, 2024, November 21, 2024, November 22, 2024, December 10, 2024, December 11, 2024, December 18, 2024, and December 19, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $37,916 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 23, 2024 and amended on February 6, 2025.

Applicant's Address: 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606.

Ready Assets U.S. Treasury Money Fund [File No. 811-06211]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 13, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $39,000 incurred in connection with the liquidation were paid by the applicant's investment adviser and/or its affiliates.

Filing Date: The application was filed on March 13, 2025.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Transparent Value Trust [File No. 811-22309]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to New Age Alpha Funds Trust, and on October 25, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $366,200 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, and the acquiring fund's investment advisers.

<u>Filing Date</u>: The application was filed on January 30, 2025 and amended on March 20, 2025.

<u>Applicant's Address</u>: 330 Madison Avenue, 10th Floor, New York, New York 10017.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.